William L. Hughes	April 11, 2016	Email whughes@fenwick.com Direct Dial (415) 875-2479

VIA EDGAR
Ms. Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Dot Corporation
Amendment No. 1 to Preliminary Proxy Statement
Dear Ms. Chalk:
On behalf of Green Dot Corporation (“Green Dot”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Preliminary Proxy Statement on Schedule 14A originally filed by Green Dot with the Securities and Exchange Commission (the “Commission”) on March 29, 2016 (the “Preliminary Proxy Statement”). In this letter, we respond on behalf of Green Dot to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 7, 2016. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold.
Preliminary Proxy Statement filed on March 29, 2016
Cover Page, page 11

1.	Please clearly mark the proxy statement as “preliminary.” See Rule 14a-6(e)(1).
The Company has added the requested disclosure on page 11 of the Preliminary Proxy Statement.
Executive Compensation, page 36

2.
Refer to the disclosure in the third bullet point in the subsection “Green Dot’s 2015 Financial Performance and Executive Compensation.” Please update to reflect the grant of new PSRUs to Mr. Sgoutas, as disclosed in the Form 8-K the Company filed two days after this proxy statement.

The Company has added the requested disclosure on page 38 of the Preliminary Proxy Statement.

Division of Corporation Finance
United States Securities and Exchange Commission
April 11, 2016

Executive Compensation Tables, page 48

3.	Please revise or expand to explain why the grant date fair values for the PSRUs granted to Messrs. Streit and Sgoutos differ if both received their PSRU’s on the same date of March 31, 2015.
The Company has expanded the disclosure on pages 49 and 50 of the Preliminary Proxy Statement as requested.
* * *
Furthermore, Green Dot hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact me at (415) 875-2479 if the Staff has any additional questions or comments.
Very Truly Yours,

/s/ William L. Hughes
William L. Hughes
Fenwick & West LLP

cc:	John Ricci, Green Dot Corporation